
June 15, 2022

Alice Chang
Chief Executive Officer
Perfect Corp.
14F, No. 98 Minquan Road
Xindian District
New Taipei City 231
Taiwan

> **Re: Perfect Corp.**
> **Amendment No. 1 to Registration Statement on Form F-4**
> **Filed May 27, 2022**
> **File No. 333-263841**

Dear Ms. Chang:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 27, 2022 letter.

Amendment No. 1 to Form F-4

Cover Page

1. We note your response to prior comments 2 and 3. Please revise to include the disclosure responsive to those comments at the forepart of the cover page. Disclose whether Perfect's PRC subsidiary has obtained and maintained all applicable licenses and approvals from the applicable regulatory authorities to provide its current services. Additionally, state that any action by the PRC government could significantly limit or completely hinder the parties' ability to consummate the Business Combination.

What positive and negative factors did Providents Board consider when determining whether or not to proceed with the Business Combination?, page 10

2. We note your disclosure here and elsewhere that in evaluating the business combination, Provident's board considered Perfect's CLTV to CAC ratio. Please provide disclosure explaining why this metric provides useful information to potential investors about Perfect's business. Identify all underlying estimates or assumptions used in calculating the metric, including total estimated contract revenue. Additionally, because the metric utilizes future projections, revise to address the significant uncertainties with the accuracy of this forward-looking information. Lastly, provide the basis for your assertion that the metric indicates attractive unit economics among SaaS companies. For guidance, refer to SEC Release No. 33-10751.

Question and Answers about the Proposed Transactions
What positive and negative factors....to proceed with the Business Combination?, page 11

3. Revise your discussion of high revenue growth potential to include updated financial information for the year ended December 31, 2021. Further, revise to remove your statement that revenue is expected to grow at a CAGR of 32% between 2019 and 2021, as it no longer seems current.

What equity stake will current Provident shareholders, the FPA Investors, the PIPE Investors..., page 16

4. Refer to prior comment 8. Please quantify the value of warrants, based on recent trading prices, that may be retained by redeeming stockholders assuming maximum redemptions and identify any material resulting risks.

Background of the Business Combination, page 128

5. We note your response to prior comment 17. Please revise to provide additional details regarding the the Initial Target and the decision not to pursue a business combination. Provide additional details and context regarding your disclosure that "the Initial Target was focusing on a strategic transaction, which had potential impact on the timeline of its preparation for and negotiation of the potential business combination."

Reasons for the Approval of the Proposed Transactions, page 134

6. We note your disclosure that you expect the CAGR from 2021 to 2023 to be 46%. Please revise to discuss the assumptions underlying those projections and provide fulsome disclosure regarding the projected CAGR.

Unaudited Pro Forma Condensed Combined Financial Information
Note 4 - Adjustments to Unaudited Pro Forma Condensed Combined Financial Information
Note (I), page 180

7.   Your response to prior comment 19 indicates that you reflect the costs incurred by Provident in accumulated deficit since the transaction will be accounted for as a capital raise and therefore the costs of raising capital are charged directly to equity. Since Perfect Corp. is the issuer, please explain why Provident's costs are not reflected in the profit or loss for the year ended December 31, 2021. As part of your response, provide us with a breakdown of the $13.1 million in costs incurred by Provident and clarify if any of these costs were incurred in connection with the PIPE transaction. In this regard, these costs may be accounted for as an offset to equity in accordance with SAB Topic 5A.

Note 5 - Pro forma Share and Earnings per share information, page 183

8.   We note you are presenting a different pro forma net loss attributable to shareholders on a diluted basis compared to the pro forma net loss, for both scenarios. Please revise to disclose the nature and amount of these differences and why such adjustments are appropriate. Further, revise to disclose the adjustments to pro forma weighted average shares outstanding – basic to arrive at the weighted average shares outstanding – diluted, and explain why such adjustments are appropriate given the pro forma net loss, for both scenarios.

Perfect's Business
Product Pipeline
Non-fungible tokens (NFTs), page 222

9.   We note your response to prior comment 22. Please revise your disclosure to provide a discussion of:
   •   The specific blockchains on which your NFTs are offered, any applicable network transaction fees, the amount of any crypto assets currently held, and how those assets are stored;
   •   The policies you have in place for determining whether the NFTs offered on your platform are securities;
   •   the risks associated with increased regulatory actions as it relates to crypto assets or NFTs; and
   •   Whether the platform permits users to send or receive crypto assets other than NFTs

10.   Please supplementally provide us with your detailed legal analysis as to why your NFT business does not or will not involve the offer and sale of securities within the meaning of Section 2(a)(1) of the Securities Act of 1933, the offer and sale of which should be registered under the Act. Your analysis should address the NFTs themselves and the platform through which the NFTs are being issued. See Gary Plastic Packaging Corp. v. Merrill Lynch, Pierce, Fenner & Smith, Inc., 756 F.2d 230 (2d Cir. 1985).

Management's Discussion and Analysis of Financial Condition and Results of Operations
Key Factors Affecting Our Results of Operations
Our ability to monetize our services, page 236

11.   We note your response to prior comment 23 that the NDRR and retention rate metrics are for key customers, which accounted for approximately 63% of revenue in 2021. Tell us and revise to disclose the type(s) of customers that contribute the remaining 37% of revenue and how or whether management monitors those results. Also, you indicate that these key customers accounted for 95% of the total revenue from brands in 2021. Revise to further to explain what "revenue from brands" means, disclose the percentage of revenue from brands to total revenue, and describe the types of customers from which the remaining revenue is derived.

Notes to the Consolidated Financial Statements
Note 6. Details of Significant Accounts
6(14) Revenue, page F-72

12.   We note your revised disclosure in response to prior comment 34. Please further revise to disclose when you expect to recognize the transaction price allocated to unsatisfied contracts as of December 31, 2021, within the years 2022-2026, either on a quantitative basis or by using qualitative information. Refer to IFRS 15, paragraph 120.

    You may contact Melissa Kindelan, Senior Staff Accountant, at (202) 551-3564 or Christine Dietz, Senior Staff Accountant, at (202) 551-3408 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Derby, Staff Attorney, at (202) 551-3334 or Joshua Shainess, Legal Branch Chief, at (202) 551-7951 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology